QuickLinks -- Click here to rapidly navigate through this document

TRICOM, S.A.
Ave. Lope De Vega No. 95
Santo Domingo, Dominican Republic

        March 19, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	TRICOM, S.A. Withdrawal of Registration Statement on Form F-4 (File No. 333-101922)

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), TRICOM, S.A. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form F-4, as amended (File No. 333-101922), and all exhibits thereto (collectively, the "Registration Statement") and credit to the Registrant's account all fees paid by the Registrant in connection with the filing of the Registration Statement for future use by the Registrant, pursuant to Rule 457(p) promulgated under the Securities Act. The Registration Statement has not been declared effective and no securities have been sold under the Registration Statement. The Registration Statement registered a proposed offer to exchange (the "Exchange Offer") the Registrant's 12% senior notes due 2009 and warrants to purchase Class A common stock in the form of American Depositary Shares for the Registrant's currently outstanding 11 3/8% senior notes due 2004.

        Due to the financial condition of the Registrant, including as a result of the depreciation in value of the Dominican peso against the U.S. dollar, the Registrant has determined not to proceed with the Exchange Offer. Therefore, the Registrant respectfully requests that the Registration Statement be withdrawn.

        If you have any questions with respect to this matter, please contact the Registrant's counsel, Steven L. Wasserman, Esq. of Piper Rudnick LLP, at (212) 835-6148.

Sincerely,
TRICOM, S.A.
By:	/s/ CARL H. CARLSON Carl H. Carlson Chief Executive Officer

QuickLinks

TRICOM, S.A. Ave. Lope De Vega No. 95 Santo Domingo, Dominican Republic